UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Top Ships, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y8897Y701
(CUSIP Number)

November 8, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y701

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede CG III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

1,890,000 shares of Common Stock
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

1,890,000 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,890,000 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.97%
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No.	Y8897Y701

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

1,890,000 shares of Common Stock
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

1,890,000 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,890,000 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.97%
12.	Type of Reporting Person (See Instructions)

HC

CUSIP No.	Y8897Y701

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

1,890,000 shares of Common Stock
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

1,890,000 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,890,000 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.97%
12.	Type of Reporting Person (See Instructions)

HC

CUSIP No.	Y8897Y701

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

0
	6.	Shared Voting Power

1,890,000 shares of Common Stock
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

1,890,000 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,890,000 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.97%
12.	Type of Reporting Person (See Instructions)

IN

Item 1(a).	Name of Issuer:

TOP Ships Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1, Vassilissis Sofias Str. & Meg. Alexandrou Str.

151 24, Maroussi

Athens, Greece

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Offices or, if none, Residence:
Item 2(c).	Citizenship:

This Schedule 13G is being filed on behalf of (i) Crede CG III, Ltd., a Bermuda exempted company (“Crede CG III”), (ii) Crede Capital Group, LLC, a Delaware limited liability company (“Crede Capital”), (iii) Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and (iv) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Crede CG III, Crede Capital and Acuitas, the “Reporting Persons”).

The sole stockholder of Crede CG III is Crede Capital. Acuitas holds all of the membership interests of Crede Capital and Mr. Peizer holds all of the membership interests of Acuitas. Voting and dispositive power with respect to the shares held by Crede CG III is exercised by Mr. Peizer, the sole and Managing Member of Acuitas, Crede Capital and Managing Director of Crede CG III, who acts as investment advisor to these entities. Mr. Peizer, Acuitas and Crede Capital disclaim beneficial ownership with respect to the shares held by Crede CG III.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Crede CG III is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business office of each of Crede Capital, Acuitas and Mr. Peizer is 11601 Wilshire Blvd, Suite 1100, Los Angeles, CA 90025.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

Y8897Y701

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,890,000

(b)	Percent of class: 9.97%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,890,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,890,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2017

CREDE CG III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer